3: UNITED STATES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One): [ Form 10-K [ ] Form 20-F [ ] Form 11-K [ ]Form 20-F

[ X ] -Form 10-QSB [ ] Form N-SAR

For Period Ended: _June 30, 2003___
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________________

PART I - REGISTRANT INFORMATION
_Delta Mutual, Inc.________________________________________________________________ Full Name of Registrant
_Not Applicable__________________________________________________________________ Former Name if Applicable
_111 North Branch Street__________________________________________________________ Address of Principal Executive Office (Street and Number) Sellersville, Pennsylvania 18960
________________________________________________________________________________ City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X_(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X_ (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and
___(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant shall be unable to file its Form 10-QSB for the quarter ended June 30, 2003 in a timely fashion without unreasonable effort and expense because its financial statements for the subject quarter are not complete.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Peter F. Russo 215 258-2800
________________________ (Name)	__________________ (Area Code)	__________________ (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes _X_ No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?Yes ___ No _X_

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________Delta Mutual, Inc.__________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date __August 14, 2003______ By: _/s/ Peter F. Russo__

                   Peter F. Russo, President

    INSTRUCTION:The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed  beneath the signature. If the statement is signed on behalf of the registrant by an  authorized representative (other than an executive officer), evidence of  the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                                  ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                                                      GENERAL INSTRUCTIONS

     1.  This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General
Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5.  Electronic Filers.This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.Filers unable to submit a report within the time period prescribed due to difficulties in  electronic filing  should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.